UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 7, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 23, 2014 HAD | GAB

313423 | 3271598_2.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: September 15, 2014 to September 19, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Warrant Indenture, dated July 31, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Universal Warrants (the July 2014 Authorized Officers’ Certificate and, together with the May 2014 Authorized Officers’ Certificate, the Authorized Officer’s Certificates);

(xiii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated September 15, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated September 16, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated September 17, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated September 18, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated September 19, 2014,

(collectively, the Opinion Backup Certificates);

(xiv)	an electronic copy of

•	(a) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) CUSIP 90273T420, (b) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 2,677,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90273T362, (c) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 1,595,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90273T370, (d) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 1,047,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90273T388, (e) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273T537, (f) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Chipotle Mexican Grill, Inc.) CUSIP 90273T461, (g) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Chipotle Mexican Grill, Inc.) CUSIP 90273T495, (h) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due September 17, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273T487, (i) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of EOG Resources, Inc.) CUSIP 90273T503, (j) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 108,100.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90273T479, (k) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 1,150,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T438, (l) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 17, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T446, (m) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T511, (n) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90273T529, (o) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273T453, (p) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 2,000,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273T396, (q) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due September 17, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273T545, (r) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 254,753.50 Trigger Yield Optimization Notes due September 15, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T404, (s) a Determination of an Authorized Person dated September 15, 2014, including Annex A, setting forth the terms of the USD 1,654,922.80 Trigger Yield Optimization Notes due September 18, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T412 and (t) Written Statement and Instructions of Authorized Persons dated September 15, 2014, including Annex A, setting forth the terms of the USD 11,942,830 Contingent Income Auto-Callable Securities due September 15, 2021 (Linked to the worst performing index between the EURO STOXX® Banks Index, the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90273L492,

•	(a) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273T586, (b) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 334,000.00 Trigger Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90273T685, (c) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 104,240.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273T636, (d) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 117,800.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273T594, (e) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273T669, (f) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 118,080.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T628, (g) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 107,180.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273T610, (h) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T644, (i) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 101,300.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273T602, (j) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 268,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273T651, (k) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 1,001,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273T677, (l) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 438,688.15 Trigger Yield Optimization Notes due September 16, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273T552, (m) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 328,076.45 Trigger Yield Optimization Notes due September 16, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273T560 and (n) a Determination of an Authorized Person dated September 16, 2014, including Annex A, setting forth the terms of the USD 374,947.65 Trigger Yield Optimization Notes due September 16, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T578,

•	(a) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 21, 2016 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90273T750, (b) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due March 21, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T743, (c) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273T727, (d) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 286,000.00 Trigger Phoenix Autocallable Optimization Securities due March 21, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273T776, (e) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T693, (f) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 475,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T701, (g) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273T784, (h) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 427,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273T768, (i) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 269,933.79 Trigger Yield Optimization Notes due September 17, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T735, (j) a Determination of an Authorized Person dated September 17, 2014, including Annex A, setting forth the terms of the USD 140,957.52 Trigger Yield Optimization Notes due September 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273T719, (k) a Written Statement and Instructions of Authorized Persons dated September 17, 2014, including Annex A, setting forth the terms of the USD 2,758,000 Contingent Income Auto-Callable Securities due September 18, 2015 (Linked to the common stock of The Manitowoc Company, Inc.) CUSIP 90273L641, (l) a Written Statement and Instructions of Authorized Persons dated September 17, 2014, including Annex A, setting forth the terms of the USD 1,694,400 Trigger Phoenix Autocallable Optimization Securities due March 18, 2016 (Linked to the common stock of Akamai Technologies, Inc.) CUSIP 90273L666, Annex B, setting forth the terms of the USD 7,652,700 Trigger Phoenix Autocallable Optimization Securities due March 18, 2016 (Linked to the common stock of American Airlines Group Inc.) CUSIP 90273L682 and Annex C, setting forth the terms of the USD 1,991,400 Trigger Phoenix Autocallable Optimization Securities due March 18, 2016 (Linked to the common stock of Kodiak Oil & Gas Corp.) CUSIP 90273L674 and (m) a Written Statement and Instructions of Authorized Persons dated September 17, 2014, including Annex A, setting forth the terms of the USD 447,000 Trigger Return Optimization Securities due September 15, 2017 (Linked to the S&P 500® Index) CUSIP 90273L518,

•	(a) a Determination of an Authorized Person dated September 18, 2014, including Annex A, setting forth the terms of the USD 310,000.00 Trigger Autocallable Optimization Securities due September 22, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T818, (b) a Determination of an Authorized Person dated September 18, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273T834 (c) a Determination of an Authorized Person dated September 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T842, (d) a Determination of an Authorized Person dated September 18, 2014, including Annex A, setting forth the terms of the USD 747,500.00 Trigger Phoenix Autocallable Optimization Securities due March 22, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T792, (e) a Determination of an Authorized Person dated September 18, 2014, including Annex A, setting forth the terms of the USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due March 22, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T800 and (f) a Determination of an Authorized Person dated September 18, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due March 22, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273T826, and

•	(a) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 293,000.00 Contingent Absolute Return Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273T883, (b) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273V185, (c) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 242,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273V193, (d) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 135,500.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273V136, (e) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 665,000.00 Trigger Phoenix Autocallable Optimization Securities due March 23, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273V177, (f) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 167,040.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273V128, (g) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 323,700.00 Trigger Phoenix Autocallable Optimization Securities due March 23, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273V151, (h) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 165,480.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273V102, (i) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273V169, (j) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273T875, (k) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 343,418.46 Trigger Yield Optimization Notes due September 21, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273T859, (l) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 453,431.30 Trigger Yield Optimization Notes due September 21, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273T867 and (m) a Determination of an Authorized Person dated September 19, 2014, including Annex A, setting forth the terms of the USD 272,117.44 Trigger Yield Optimization Notes due September 21, 2015 (Linked to the performance of the common stock of priceline.com Incorporated) CUSIP 90273V144,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xvi)	an electronic excerpt from the Register of Commerce for the Company dated as of December 23, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	(k) as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended;

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates for Notes are deemed to be references to the May 2014 Authorized Officer’s Certificate and for Universal Warrants to the July 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*     *     *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 7, 2015

a)	Securities with issue date September 15, 2014

1.	USD 200,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of Cliffs Natural Resources Inc.) CUSIP 90273T420, issued through UBS AG, London Branch

2.	USD 2,677,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90273T362, issued through UBS AG, London Branch

3.	USD 1,595,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90273T370, issued through UBS AG, London Branch

4.	USD 1,047,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Abercrombie & Fitch Co.) CUSIP 90273T388, issued through UBS AG, London Branch

5.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Celgene Corporation) CUSIP 90273T537, issued through UBS AG, London Branch

6.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Chipotle Mexican Grill, Inc.) CUSIP 90273T461, issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Chipotle Mexican Grill, Inc.) CUSIP 90273T495, issued through UBS AG, London Branch

8.	USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due September 17, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273T487, issued through UBS AG, London Branch

9.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of EOG Resources, Inc.) CUSIP 90273T503, issued through UBS AG, London Branch

10.	USD 108,100.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90273T479, issued through UBS AG, London Branch

11.	USD 1,150,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T438, issued through UBS AG, London Branch

12.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 17, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T446, issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T511, issued through UBS AG, London Branch

14.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Las Vegas Sands Corp.) CUSIP 90273T529, issued through UBS AG, London Branch

15.	USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273T453, issued through UBS AG, London Branch

16.	USD 2,000,000.00 Trigger Phoenix Autocallable Optimization Securities due March 17, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273T396, issued through UBS AG, London Branch

17.	USD 350,000.00 Trigger Phoenix Autocallable Optimization Securities due September 17, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273T545, issued through UBS AG, London Branch

18.	USD 254,753.50 Trigger Yield Optimization Notes due September 15, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T404, issued through UBS AG, London Branch

19.	USD 1,654,922.80 Trigger Yield Optimization Notes due September 18, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T412, issued through UBS AG, London Branch

20.	USD 11,942,830 Contingent Income Auto-Callable Securities due September 15, 2021 (Linked to the worst performing index between the EURO STOXX® Banks Index, the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90273L492, issued through UBS AG, London Branch

b)	Securities with issue date September 16, 2014

21.	USD 100,000.00 Trigger Autocallable Optimization Securities due September 19, 2016 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273T586, issued through UBS AG, London Branch

22.	USD 334,000.00 Trigger Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Palo Alto Networks, Inc.) CUSIP 90273T685, issued through UBS AG, London Branch

23.	USD 104,240.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273T636, issued through UBS AG, London Branch

24.	USD 117,800.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273T594, issued through UBS AG, London Branch

25.	USD 450,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273T669, issued through UBS AG, London Branch

26.	USD 118,080.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T628, issued through UBS AG, London Branch

27.	USD 107,180.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273T610, issued through UBS AG, London Branch

28.	USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T644, issued through UBS AG, London Branch

29.	USD 101,300.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273T602, issued through UBS AG, London Branch

30.	USD 268,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273T651, issued through UBS AG, London Branch

31.	USD 1,001,000.00 Trigger Phoenix Autocallable Optimization Securities due September 18, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273T677, issued through UBS AG, London Branch

32.	USD 438,688.15 Trigger Yield Optimization Notes due September 16, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273T552, issued through UBS AG, London Branch

33.	USD 328,076.45 Trigger Yield Optimization Notes due September 16, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273T560, issued through UBS AG, London Branch

34.	USD 374,947.65 Trigger Yield Optimization Notes due September 16, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T578, issued through UBS AG, London Branch

c)	Securities with issue date September 17, 2014

35.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due March 21, 2016 (Linked to the performance of the common stock of Expedia Inc.) CUSIP 90273T750, issued through UBS AG, London Branch

36.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due March 21, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T743, issued through UBS AG, London Branch

37.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273T727, issued through UBS AG, London Branch

38.	USD 286,000.00 Trigger Phoenix Autocallable Optimization Securities due March 21, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273T776, issued through UBS AG, London Branch

39.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T693, issued through UBS AG, London Branch

40.	USD 475,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273T701, issued through UBS AG, London Branch

41.	USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Seattle Genetics, Inc.) CUSIP 90273T784, issued through UBS AG, London Branch

42.	USD 427,000.00 Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the performance of the common stock of Vertex Pharmaceuticals Incorporated) CUSIP 90273T768, issued through UBS AG, London Branch

43.	USD 269,933.79 Trigger Yield Optimization Notes due September 17, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T735, issued through UBS AG, London Branch

44.	USD 140,957.52 Trigger Yield Optimization Notes due September 17, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273T719, issued through UBS AG, London Branch

45.	USD 2,758,000 Contingent Income Auto-Callable Securities due September 18, 2015 (Linked to the common stock of The Manitowoc Company, Inc.) CUSIP 90273L641, issued through UBS AG, London Branch

46.	USD 1,694,400 Trigger Phoenix Autocallable Optimization Securities due March 18, 2016 (Linked to the common stock of Akamai Technologies, Inc.) CUSIP 90273L666, issued through UBS AG, London Branch

47.	USD 7,652,700 Trigger Phoenix Autocallable Optimization Securities due March 18, 2016 (Linked to the common stock of American Airlines Group Inc.) CUSIP 90273L682, issued through UBS AG, London Branch

48.	USD 1,991,400 Trigger Phoenix Autocallable Optimization Securities due March 18, 2016 (Linked to the common stock of Kodiak Oil & Gas Corp.) CUSIP 90273L674, issued through UBS AG, London Branch

49.	USD 447,000 Trigger Return Optimization Securities due September 15, 2017 (Linked to the S&P 500® Index) CUSIP 90273L518, issued through UBS AG, London Branch

d)	Securities with issue date September 18, 2014

50.	USD 310,000.00 Trigger Autocallable Optimization Securities due September 22, 2015 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T818, issued through UBS AG, London Branch

51.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2015 (Linked to the performance of the common stock of Delta Air Lines, Inc.) CUSIP 90273T834, issued through UBS AG, London Branch

52.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 22, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273T842, issued through UBS AG, London Branch

53.	USD 747,500.00 Trigger Phoenix Autocallable Optimization Securities due March 22, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T792, issued through UBS AG, London Branch

54.	USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due March 22, 2016 (Linked to the performance of the common stock of Rite Aid Corporation) CUSIP 90273T800, issued through UBS AG, London Branch

55.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due March 22, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273T826, issued through UBS AG, London Branch

e)	Securities with issue date September 19, 2014

56.	USD 293,000.00 Contingent Absolute Return Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273T883, issued through UBS AG, London Branch

57.	USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273V185, issued through UBS AG, London Branch

58.	USD 242,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2016 (Linked to the performance of the common stock of FireEye, Inc.) CUSIP 90273V193, issued through UBS AG, London Branch

59.	USD 135,500.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of First Solar, Inc.) CUSIP 90273V136, issued through UBS AG, London Branch

60.	USD 665,000.00 Trigger Phoenix Autocallable Optimization Securities due March 23, 2016 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273V177, issued through UBS AG, London Branch

61.	USD 167,040.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273V128, issued through UBS AG, London Branch

62.	USD 323,700.00 Trigger Phoenix Autocallable Optimization Securities due March 23, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273V151, issued through UBS AG, London Branch

63.	USD 165,480.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273V102, issued through UBS AG, London Branch

64.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273V169, issued through UBS AG, London Branch

65.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due September 23, 2015 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273T875, issued through UBS AG, London Branch

66.	USD 343,418.46 Trigger Yield Optimization Notes due September 21, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273T859, issued through UBS AG, London Branch

67.	USD 453,431.30 Trigger Yield Optimization Notes due September 21, 2015 (Linked to the performance of the common stock of LinkedIn Corporation) CUSIP 90273T867, issued through UBS AG, London Branch

68.	USD 272,117.44 Trigger Yield Optimization Notes due September 21, 2015 (Linked to the performance of the common stock of priceline.com Incorporated) CUSIP 90273V144, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 7 January 2015